Exhibit 99.1

NEWS RELEASE

Endeavour Appoints Luis Castro, Ing., as Vice President, Exploration
______________________________________________________________________________

Vancouver, Canada – November 12, 2012 – Bradford Cooke, CEO and Director of Endeavour Silver Corp. (TSX:EDR)(NYSE:EXK)(FRANKFURT:EJD), is pleased to announce the appointment of Luis R. Castro Valdez, Ing., as Vice President of Exploration for the Company, effective immediately.

Ing. Castro is a Mexican geological engineer with 22 years of experience in the mineral exploration and mining sectors of Mexico.  Luis started with Endeavour as a Project Geologist in 2004 and was promoted to Exploration Manager in 2008.  He has been directly involved in guiding Endeavour’s exploration programs since that time, including all of the Company’s numerous new mineral discoveries in the districts of Guanacevi and Guanajuato.

Luis Castro received his Geological Engineering degree from the Instituto Politécnico Nacional in México City in 1989.  From 1990 to 1998, he worked as geological engineer, projects manager, department head of mining and energy areas of the Mexican Government, including the Mexican Geological Survey (CRM, now the SGM) and National Commission of Saving Energy (CONAE).

Between 1998 and 2003, Luis worked as an exploration manager for private Mexican mining companies including Minera Zocalo and Minera Fuerte Mayo and conducted mine exploration and planning for Minera Real de Panuco.  Born and raised in Mexico, Luis Castro is fluent in both Spanish and English.  He is an active Member of several professional societies including AIMMGAC, SEG and PDAC.

Barry Devlin has resigned his position with Endeavour as Vice President, Exploration to pursue other career opportunities.  However, he will continue to be available to the Company as needed until year–end.

Bradford Cooke, Chairman and CEO, commented, “I would like to welcome Luis Castro to the executive management team of Endeavour.  His expertise in exploration and mining is evidenced by his strong track record for overseeing multiple new mineral discoveries during his nine years with the Company. I would also like to thank Barry Devlin for his contributions to the success of Endeavour over the last five years and we wish him well in his future position.”

ENDEAVOUR SILVER CORP.
Per:

/s/ "Bradford J. Cooke"

BRADFORD COOKE
Chief Executive Officer

About Endeavour Silver Corp. - Endeavour Silver is a premier mid-tier silver mining company focused on the growth of its silver production, reserves and resources in Mexico. Since start-up in 2004, Endeavour has posted seven consecutive years of growing silver production, reserves and resources. The organic expansion programs now underway at Endeavour's three operating silver mines in Mexico combined with its strategic acquisition and exploration programs should facilitate Endeavour's goal to become the next premier senior silver mining company.

Contact Information - For more information, please contact:
Lana McCray, Manager, Corporate Communications
Toll free at 877-685-9775
Tel: (604) 685-9775
Fax: (604) 685-9744
Email: lmccray@edrsilver.com
Website: www.edrsilver.com